CONRAD C. LYSIAK
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
FAX (509) 747-1770
EMAIL: CCLYSIAK@QWEST.NET

March 7, 2006

Ms. Elaine Wolff
Legal Branch Chief
Securities and Exchange Commission
100 F Street, NW
Washington, D.C. 20549

RE:     Cascade Coaching Corp.
Form SB-2 Registration Statement
File No. 333-128962

Dear Ms. Wolff:

In response to your letter of comments date February 10, 2006, please be advised as follows:

General

  The pages have been renumbered as requested.

  Cover Page.

  The paragraph has been deleted.

  Summary
  The nature of the consulting services has been disclosed.

  Plan of Distribution
  The language has been revised to remove the conflict.

  Plan of Operation
  The language has been revised.

  Disclosure of the amount has been provided.

Securities and Exchange Commission
RE:     Cascade Coaching Corp.
Form SB-2 Registration Statement
File No. 333-128962
March 7, 2006

  The language has been deleted.

  The language has been deleted.

  Results of Operations

  The language has been clarified to reflect "milestones" reference has been made to the previous listed milestones; and, a brief summary of the milestones has been provided.

  Part II

  Signatures

  The signature section has been revised pursuant to Form SB-2.

  Undertakings
  The undertakings have been updated.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak

cc: Cascade Coaching Corp.